March 15, 2007

Mail Stop 4561

Najeeb Ghauri
Chief Executive Officer
NetSol Technology, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

> **RE: NetSol Technologies, Inc.**
> **Amendment number one to Form S-3**
> **Filed March 2, 2007**
> **File number 333-140248**

Dear Mr. Ghauri:

We have reviewed your amendment and have the following comment in that regard.

<u>Cover Page</u>

1. The paragraph you added to the cover page in response to prior comment one fails to convey the critical information that shareholders should receive regarding the offering that was commenced previously and that is being conducted separately under another prospectus.  Revise to state the number of shares that were registered under the other filing, as well as the number of shares that continue to be offered under that prospectus, as of the most recent practicable date.  Additionally, revise the text you added to eliminate unnecessary detail.  For example, the file number of the other registration statement need not be referenced on the cover page, and the use of defined terms is inappropriate.

       Please contact Hugh Fuller at (202) 551-3853.  If you need further assistance, please feel free to contact me at (202) 551- 3642.

Sincerely,


Mark P. Shuman
Branch Chief – Legal


CC:    Patti L. McGlasson
       General Counsel
       NetSol Technologies, Inc.
       23901 Calabasas Road, Suite 2072
       Calabasas, CA 91302
       Facsimile number: (818) 222-9197